EXHIBIT 99.2

Leading Brands, Inc. Q3 Results

Consecutive Quarter Sales and Margin Growth
YTD Proprietary Branded Growth Accelerates to 63%
Donna Louis Re-Assumes position as CFO

VANCOUVER, British Columbia, Jan. 14, 2008 (PRIME NEWSWIRE) -- Leading Brands, Inc. (Nasdaq:LBIX), North America's only fully integrated healthy beverage company, announces results for its third quarter ended November 30, 2007. All financial amounts are denominated in U.S. dollars.

Net loss for the quarter was $1,643,000 or $0.08 per share, versus a net loss of $584,000 or $0.04 per share in Q3 of last year. Gross sales for the quarter were $8,562,000, versus $11,522,000 in Q3 of the prior year. The year to date net loss was $3,286,000 or $0.18 per share versus break even in the first three quarters of last year. Gross sales for the fiscal year so far were $27,454,000, compared to $40,496,000 in the same period last year. The decrease in gross sales was directly attributable to the discontinuance of three specific business lines during the latter part of fiscal 2006 and the first quarter of 2007, allowing the Company to concentrate on the development of its branded healthy beverage portfolio. Sales of the Company's proprietary branded beverages grew 63% year over year, up from 55% at the end of the previous quarter.

Leading Brands Chairman and CEO Ralph McRae said: "This was the first time in my memory that our core business grew from the second quarter to the third. Seasonality normally works against that trend. Both gross and net sales in Q3 were up slightly over Q2. Last year, gross sales dropped almost 27% from the warmer summer quarter to the cooler fall quarter, which is the norm in the beverage business. Continued strong branded beverage growth fueled that condition this year."

Mr. McRae concluded: "I was also pleased to see that our gross margin before discounts, rebates and slotting fees increased to 36.2% in Q3 from 33.0%. As we anticipated, this reflects our higher margin proprietary branded beverages comprising an increasingly higher proportion of our total business. Also our net loss before taxes reduced by more than $200,000 quarter over quarter. Our cash and working capital balances remain strong and we look forward to returning to profitability in the near future, fueled by continuing sales and margin growth while controlling costs."

The Company also reported that Donna Louis has re-assumed her position as Chief Financial Officer of the Company after temporarily turning over those responsibilities to Don Haliburton, who is no longer with the Company. Donna's experience in a variety of capacities -- first as Controller, then CFO and Treasurer -- during more than nine years service with Leading Brands, are testament to her respect within, and value to, the organization. The Company wishes Mr. Haliburton well in his future endeavors.

In conjunction with this release, you are invited to listen to the Company's conference call, which will be held on Monday, January 14, 2008, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL: 1-416-850-9144.

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call by telephone, dial 1-416-915-1035 and reference the passcode 137408.

The conference call will also be archived for 30 days on the investor page of the Company's website at www.LBIX.com

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (Nasdaq:LBIX) is North America's only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue(r) Blueberry Juice, LiteBlue(r) Blueberry Juice, TREK(r) Natural Sports Drinks, NITRO(r) Energy Drinks, STOKED(tm) Energy Drinks, INFINITE Health(r) Water and Caesar's(r) Cocktails via its unique Integrated Distribution System (IDS)(tm) which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients -- Better Brands.

Safe Harbor.

Certain information contained in this press release includes forward-looking statements. Words such as "believe", "expect," "will," or comparable terms, are intended to identify forward-looking statements concerning the Company's expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company's estimations and projections are disclosed in the Company's securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands(tm)

This news release is available at www.LBIX.com

 LEADING BRANDS, INC.
 CONSOLIDATED STATEMENT OF INCOME
 (LOSS) AND DEFICIT
 (UNAUDITED)
 (EXPRESSED IN UNITED STATES DOLLARS)

                   Three months ended           Nine months ended
               --------------------------  --------------------------
                November 30,  November 30,  November 30,  November 30,
                   2007          2006          2007          2006
 ----------------------------------------  --------------------------

 Gross Sales   $  8,561,725  $ 11,521,800  $ 27,454,328  $ 40,496,379
 Less:
  Discounts,
  rebates and
  slotting
  fees           (1,113,951)   (1,119,276)   (3,241,337)   (3,463,165)
               --------------------------  --------------------------
 Net Sales        7,447,774    10,402,524    24,212,991    37,033,214
               --------------------------  --------------------------

 Cost of sales    5,465,734     7,720,885    18,341,880    26,342,412
 Selling,
  general &
  administration
  expenses        3,328,957     3,321,727     9,736,438     9,543,343
 Amortization
  of property,
  plant and
  equipment         187,928       218,288       504,096       632,837
 Amortization
  of deferred
  costs and
  other                 220         9,877         6,018        51,387
 Interest on
  long-term
  debt              103,398        72,271       273,978       220,519
 Interest on
  current debt       35,356        28,804       145,693       136,407
 Loss (gain) on
  sale of
  assets                  0        (7,676)       48,554        (7,676)
 Gain on
  contract
  settlement              0      (221,769)   (1,226,506)     (221,769)
               --------------------------  --------------------------
                  9,121,593    11,142,407    27,830,151    36,697,460
               --------------------------  --------------------------

 Net income
  (loss) before
  taxes          (1,673,819)     (739,883)   (3,617,160)      335,754

 Income tax
  (recovery)
  expense           (31,000)     (156,113)     (330,668)      334,768
               --------------------------  --------------------------

 Net income
  (loss)         (1,642,819)     (583,770)   (3,286,492)          986

 Deficit,
  beginning of
  period        (24,208,543)  (18,425,430)  (22,564,870)  (19,010,186)
               --------------------------  --------------------------

 Deficit, end
  of period    $(25,851,362) $(19,009,200) $(25,851,362) $(19,009,200)
               ==========================  ==========================

 EARNINGS (LOSS)
  PER SHARE
   Basic             ($0.08)       ($0.04)       ($0.18)        $0.00
   Diluted           ($0.08)       ($0.04)       ($0.18)        $0.00

 Weighted
  average number
  of shares
  outstanding -
  basic          19,951,877    16,194,631    17,902,768    15,589,990
 Weighted
  average number
  of shares
  outstanding -
  diluted        19,951,877    16,194,631    17,902,768    16,577,260

CONTACT:  Leading Brands, Inc.
          604-685-5200
          info@Lbix.com